Exhibit 77D

SUB-ITEM 77D: Policies with Respect to Security Investments

Effective July 18, 2011, there are no geographic limits on the Natixis Oakmark Global Fund’s non-U.S. investments.

Effective July 18, 2011, there are no geographic limits on the Natixis Oakmark International Fund’s non-U.S. investments.

Effective November 16, 2011, the Hansberger International Fund’s portfolio typically holds approximately 40 to 60 stocks.  The Fund may temporarily hold up to 20% of its assets in cash (U.S. dollars) and/or invest in money market instruments or other high quality debt securities as it seeks other investment opportunities, and, as a temporary defensive measure, the Fund may hold any portion of its assets in cash (U.S. dollars, foreign currencies or multinational units) and/or invest in money market instruments or other high quality debt securities.  The Fund may miss certain investment opportunities if it uses such strategies and thus may not achieve its investment objective.